Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the six months ended December 31, 2022. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended December 31, 2022 and 2021 (the “Q2 2033 Financials”), as well as the Company’s consolidated financial statements and the related notes thereto for the years ended June 30, 2022, 2021 and 2020 (the “2022 Financials”). Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The Q2 2023 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through December 31, 2022, unless otherwise indicated. All figures are expressed in Canadian dollars (“C$” or “CAD”), unless otherwise noted.

During the six months ended December 31, 2022, the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ property. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until the fourth quarter of 2024, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful. The Company’s central focus is on creating a staged and responsible approach to project development, which shortens the overall production timeline. Specifically, a Preliminary Economic Assessment (PEA) which considers the possibility of Direct Shipping Ore (DSO) will be commissioned. This process may involve selectively mining and / or ore sorting. Beginning the development process through DSO will fast track the development of our project as it removes many of the permitting and capital spending hurdles whilst generating cash flow for the Company.

Corporate Developments

On September 22, 2022, the Company signed a non-binding MOU with LG Energy Solution (“LGES”). The non-binding MOU with LGES represents a next step towards building the domestic supply chain for the North American electric vehicle (EV) market. LGES, a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for EVs, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development, LGES is the top battery-related patent holder in the world with over 24,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. Together with LGES, the Company will collaborate to explore the opportunity to create one of Canada’s first lithium hydroxide processing plants in CentrePort, Manitoba. Under the terms of the MOU, Snow Lake will supply LGES with lithium over a 10-year period once production starts in 2025. The MOU and contemplated partnership will be subject to a number of conditions, including the completion of due diligence from both parties. A scoping study, in partnership with Primero, is already underway to identify the technologies, innovations and skills required to deliver a world-class lithium hydroxide plant within the Province of Manitoba.

On January 6, 2023, the Company announced that it has acquired additional land claims in the historic mining district of Snow Lake, Manitoba. The Company staked a total of nine claims covering an area of 1,728 hectares near Dion Creek, Lost Frog Lake, and the Grass River East. These claims are located in areas known for their pegmatite occurrences as mapped by the Ministry of Northern Development and Mines. With the acquisition of additional land

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

claims in and around Snow Lake Lithium’s current resource block, the Company’s total land position now stands at 24,114 hectares (59,587-acres), an increase of approximately 8% as compared to the prior resource base.

On January 16, 2023, the Company announced the resignation of Philip Gross, Hadassah Slater and Allan Engel, as directors of Snow Lake, effective immediately prior to the commencement of the Company’s annual general and special meeting to be held at 9:00 a.m. (Central Time) on January 17, 2023 (the “Meeting”).

On January 17, 2023, the Company announced the results of the Meeting, during which Peretz Shapiro, Nachum Labkowski, Brian Imrie, Shlomo Kievman and Kathleen Skerrett were elected to the board of directors (the “Board”) of Snow Lake, in addition to Dale Shultz. Following the Meeting, the Company also announced the resignation of Philip Gross and Derek Knight, as Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”)/Secretary of Snow Lake, respectively.

As a result of the changes, Mr. Labkowski was appointed Chairman of the Board. Mr. Shapiro was also appointed as Interim COO, as the Board appointed a special committee to retain an advisor to search for a permanent CEO.

On January 29, 2023, the Company announced that it was moving forward on a PEA which will focus on outlining a pathway to accelerating revenues from the Company’s flagship projects; the Thomson Brothers and Grass River Lithium Projects. The PEA will consider the feasibility of a DSO operation, which will enable the company to fund a significant portion of future development out of cash flow. The PEA is expected to be released to the market in Q2 of 2023.

Additionally, the company announced its intentions to release an updated Resource Estimate for the Thomson Brothers Project, a Maiden Resource Estimate for the Grass River Project, as well as the results from a metallurgical study from the Grass River Project in Q2 of 2023.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with the Q2 2023 Financials and related notes. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six Months ended December 31,
	2022	2021
	C$	C$
Expenses
Directors’ and officers’ consulting fees	3,191,023	238,102
Professional fees	1,943,774	393,811
Stock-based compensation	848,520	1,713,160
Insurance expense	567,825	98,299
General and administrative expenses	270,004	32,119
Consulting fees	178,643	82,771
Travel expenses	104,803	18,281
Transfer agent and regulatory fees	38,465	139,491
Research expenses	12,000	-
Bank fees and interest	5,896	4,077
Interest on loan and debentures	1,193	155,091
Amortization of transaction costs	-	50,617
	(7,162,146)	(2,925,819)

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

	Six Months ended December 31,
	2022	2021
	C$	C$
Other Income
(Loss) gain on change in fair value of derivative liabilities	31,323	463,968
Grant income	109,750	30,995
Foreign exchange (loss) gain	1,084,222	18,198
	1,225,295	513,161
Net Loss and Comprehensive Loss	(5,936,851)	(2,412,658)

During the six months ended December 31, 2022, the Company incurred a net loss of C$5,936,851 (2021 – C$2,412,658). As of December 31, 2022, the Company had an accumulated deficit of C$16,297,772 (June 30, 2022 – C$10,545,535) and a working capital of C$13,828,564. While the Company was able to raise funds from an initial public offering (the “IPO) in the prior year, there is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

During the six months ended December 31, 2022, the Company incurred total operating expenses of C$7,162,146, as compared to total operating expenses of C$2,925,819 in the comparative period. The substantial increase in operating expenses is primarily due to increases in directors’ and officers’ consulting fees and professional fees, of which key components of Snow Lake’s results of operations during the six months ended December 31, 2022 and 2021 are discussed as follows:

•Directors’ and officers’ consulting fees totalled C$3,191,023 (2021 – C$238,102), for an increase of  C$2,952,921. The substantial increase is primarily due to certain addendum payments made to the former executives during the period. On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former CEO and COO, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of C$1,672,988 (USD $1,224,040) and C$881,842 (USD $648,020), respectively, of which the payout was made to the respective entities controlled by the former CEO and COO. Otherwise, compensation for the management team and the Board had increased due to new appointments of officers and directors upon completion of the Company’s listing on the Nasdaq Composite, reflecting the increased scope of activities on various areas such as exploration and drilling, administration and financial reporting.

•Professional fees totalled C$1,943,774 (2021 – C$393,811), for an increase of C$1,549,963. Part of the increase is due to expenses incurred in relation to the Company’s status as a public company as it had to rely on the services of outside consultants in areas such as legal counsel, accountants and auditors, which remain critical to the Company’s operations post-listing. On the other hand, the Company also incurred substantial expenses in relation to the proxy requisition among certain shareholders and the old management, which culminated with the restructure which took place upon completion of the Meeting.

•Non-cash stock-based compensation total $848,520 (2021 – C$1,713,160), for a decrease of C$864,640. The Company had previously granted restricted share units (“RSUs”) and stock options to certain officers and directors, where a substantial portion of expenses related to the vesting of these securities was recorded in the comparable period. The value of stock-based compensation is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

•Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totalled C$567,825 (2021 – C$98,299), for an increase of C$469,526. Upon listing, the Company was required to obtain D&O insurance for its officers and directors. The higher insurance expense amount is also a reflection of the coverage used up for the current period in question, versus coverage which would have only begun in November 2021 in the comparable period.

•General and administrative (“G&A”) expenses totalled C$270,004 (2021 – C$32,119), for an increase of C$237,885. The increase in G&A expenses is directly correlated to the increased scope of activities since the Company had obtained a public listing, and due to the continued expansion from its drilling program.

•Consulting fees totalled C$178,643 (2021 – C$82,771), for an increase of $95,872. Consulting fees comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy.

•Travel expenses totalled C$104,803 (2021 – C$18,281), for an increase of $86,522. During the 2022 calendar year, management had resumed travelling for business purposes as COVID restrictions began lifting, whereas in the comparable period, relatively fewer travel expenses were recorded due to on-going lockdown and travel restrictions at the time.

•Transfer agent and regulatory fees totalled C$38,465 (2021 – C$139,491), for a decrease of C$101,026, Similar to D&O insurance, it was essential for the Company to appoint a transfer agent upon listing to assist in recording changes of ownership and maintaining security holder records. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees. As there were little financing activities undertaken during the current period, a relative decrease in such expenses was incurred.

•Interest on loan and debentures totalled C$155,091 in the comparable period, relating to the borrowing cost of certain loans and debentures received in 2021.

•The Company also recorded other income of C$1,225,295 (2021 – C$513,161), comprised primarily of a foreign exchange translation gain of C$1,084,222 (2021 – C$18,198) recorded due to the translation of certain balances into the functional and presentation currency of the Company, and grant income of C$109,745 (2021 – $30,995) received from the Manitoba Mineral Development Fund. These increases were partially offset by a decrease in gain on change in fair value of derivative liabilities of C$432,645, to C$31,323 (2021 – C$463,968).

•As a result of the above items, net loss for the six months ended December 31, 2022 was C$5,936,851 (loss of C$0.33 per basic and diluted share), as compared to a net loss of C$2,412,658 (loss of C$0.17 per basic and diluted share) for the comparable period.

Liquidity and Capital Resources

The following table sets forth a summary of the Company’s consolidated cash flows for the periods indicated. The information should be read together with the Q2 2023 Financials and related notes. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

	Six Months ended December 31,
	2022	2021
	C$	C$
Operating Activities
Net loss for the period	(5,936,851)	(2,412,658)
Adjustments for non-cash items:
Interest expenses and accretion	1,188	126,884
Amortization of transaction costs	-	50,618
Stock-based compensation	848,520	1,713,160
Gain on change in fair value of derivative liabilities	(31,323)	(463,968)
Foreign exchange gain	(813)	-
	(5,119,279)	(985,964)
Net change in non-cash working capital items:
Sales tax receivable	176,628	(42,512)
Prepaids and deposits	(551,780)	(1,185,783)
Accounts payable and accrued liabilities	(444,048)	13,750
Due to related parties	(20,736)	(30,072)
Cash Flows (used in) Operating Activities	(5,959,215)	(2,230,581)

Financing Activities
Proceeds from issuance of shares on IPO	-	34,988,520
Share issuance costs	-	(2,995,448)
Proceeds received from loan	-	782,423
Repayment on loan	(201,532)	-
Proceeds from exercise of warrants	31,578	239,720
Cash Flows provided by (used in) Financing Activities	(169,954)	33,015,215

Investing Activities
Payments for exploration and evaluation assets	(4,589,220)	(324,142)
Cash Flows (used by) Investing Activities	(4,589,220)	(324,142)

(Decrease) increase in cash	(10,718,389)	30,460,492
Cash, beginning of period	23,792,408	318,844
Cash, end of period	13,074,019	30,779,336

During the six months ended December 31, 2022, net cash used in the Company’s operating activities was C$5,959,215 (2021 – net cash used of C$2,230,581). The substantial increase in operating spending for the current period is a direct reflection of the increased scope of activities as the Company evolved as a public company and continued with its drilling program in Manitoba, and it also included the purported addendum payments of C$1,672,988 (USD $1,224,040) and C$881,842 (USD $648,020), which had been made to the respective entities controlled by the former CEO and COO as noted in the “Results of Operations” section. With a healthy cash position on hand, the Company made several advances to secure the services of certain vendors for the next 12 months, in order to assist its growth strategy.

During the six months ended December 31, 2022, the Company did not participate in much financing activities other than having repaid a loan for $201,532. In the comparable period, net cash provided by financing activities was C$33,015,215. In November 2021, the Company closed the IPO for gross proceeds raised of almost $35 million, with issuance cost of C$2,995,448 paid on closing. The Company also received a loan of C$782,423 to finance its D&O insurance, of which had been repaid to date, as well as total proceeds of C$239,720 on exercises of warrants.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

During the six months ended December 31, 2022, the Company also incurred investing cash outflows of C$4,589,220 (2021 – C$324,142) through payments made for the Company’s exploration and evaluation assets on the Snow Lake Lithium™ Project. The substantial increase in the use of cash for investing activities is directly tied to the increased exploration activities as drilling programs commenced in Snow Lake, Manitoba.

As Snow Lake had yet to generate any revenues to date, the Company currently has no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. The primary source of funding has historically been through private placement financings of equity securities and convertible debentures. While it was able to raise almost $35 million through its IPO in November 2021, the Company will likely have to continue to rely on equity or debt financings in order to maintain its working capital and expenditures requirements. There is no guarantee that the Company will be able to successfully complete such financings, as market conditions and business performance may dictate availability and interest.

As at December 31, 2022, the Company had current assets of C$14,685,772 (June 30, 2021 – C$25,029,009), including cash of C$13,074,019 (June 30, 2022 – C$23,792,408) to settle current liabilities of C$857,208 (June 30, 2022 – C$1,780,877), for a working capital of C$13,828,564 (June 30, 2022 – working capital C$23,248,132).

Management is actively monitoring cash forecasts and managing performance against its forecasts. In the past year, the Company had substantially built up financial position through the raising of funds from the IPO and by conversion certain outstanding debentures. Nevertheless, management will remain cautious in its capital management approach, and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company’s operations.

Research and Development, Patents and Licenses, Etc.

The Company has no significant research and development plans at present, other than certain work through a collaboration with the University of Manitoba to strengthen the understanding of the lithium deposits in Snow Lake, Manitoba, which are recorded as research expenses in the six months ended December 31, 2022 and 2021.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows and the Company’s cash position at period-end.

Snow Lake Resources Ltd.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2022

(Expressed in Canadian Dollars)

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Options and warrants

Options and warrants, including finders’ warrants, are initially recognized at fair value, based on the application of Black-Scholes. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Expected credit losses on financial assets

Determining an allowance for expected credit losses for amounts receivable and all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.